International Curator Resources Ltd.
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.intlcurator.com

February 6, 2002

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated February 6, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

INTERNATIONAL CURATOR RESOURCES LTD.

Sophia Shane,
Corporate Development

Enc.

dlw 3/29

INTERNATIONAL CURATOR RESOURCES LTD.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.intlcurator.com

NEWS RELEASE

DRILLING RESUMES ON NEW HUNT GOLD DISCOVERY, MANITOBA

February 6, 2002 (IC – TSE) ... International Curator Resources Ltd. (the "Company") is pleased to announce the start of an extensive drilling program at the Assean Lake Gold Project. The Assean Lake Project is located 120 kilometres northeast of Thompson, Manitoba and hosts the Company's new Hunt gold discovery. The Hunt gold deposit is a new discovery in one of the primary gold producing regions of Canada. The Hunt gold deposit, discovered less than a year ago, is located at the boundary of the Superior Province of the Canadian Shield which is home to several major gold camps such as Red Lake, Hemlo and Kirkland Lake.

The Company has scheduled approximately 5,000 metres of diamond drilling to further delineate the Hunt gold zone and to test additional reconnaissance targets along strike (8 kilometre length) of the Hunt gold zone. The drill rig is on site and is expected to start drilling by the end of the week (see map.)

The drilling on the Hunt gold zone will consist of 3,000 meters in 8 holes at 100 meter centres to test a high grade shoot to a depth of 350 metres. The Hunt mineralized zone has to date been intersected by 24 holes from the Company's two previous drilling programs over a strike length of 700 metres and to a depth of 150 metres with grades up to 9.37 g/t gold over 8.15 metres. All 24 holes are auriferous and intersected the zone where expected due to the fact that the zone has a very consistent and predictable strike and dip. The high grade gold-bearing shoot is open at depth and flanked by lower grade mineralization. A second thick, auriferous zone was encountered 20 metres below the main mineralization and may represent a parallel shear that could yield additional gold shoots.

The 2001 summer exploration program at Assean Lake identified several reconnaissance targets over a strike length of 8 kilometres along the Assean Lake deformation zone. Sixteen holes were drilled to test some of these reconnaissance targets and six of the holes encountered auriferous intersections. Numerous targets remain untested. The reconnaissance drilling scheduled in the current program will consist of 2,000 metres in 25 holes to follow up on the summer reconnaissance drilling and to test new targets. An induced polarization survey is currently being carried out on the grid to further refine exploration drill targets.

The gold mineralization at Assean Lake occurs in a highly altered and silicified shear zone in Archean/Proterozoic-age metavolcanic and metasedimentary rocks on the boundary of the Superior and Churchill Geologic Provinces in the Canadian Shield. In hardrock gold mining, Archean/Proterozoic shear-hosted deposits throughout the world have accounted for gold production second only to the Witwatersrand paleoplacers. The Superior Province of the Canadian Shield has been the most productive of the shear-hosted terrains with a total yield of more than 170 million ounces from 10 major camps. There are 33 mines that have production of more than 1 million ounces at an average grade of just over 10 g/t.

Please visit the Company's website www.intlcurator.com for maps, photos and regular updates on the drilling program.

The Company has an option with Rare Earth Metals Corp., a private company, to acquire a 60% interest in the Hunt property.

ON BEHALF OF THE BOARD
"Michael D. McInnis"
Chairman

For further information, please contact: Sophia Shane, Corporate Development (604) 689-7842



INTERNATIONAL CURATOR RESOURCES LTD.
Hunt & Tex Property - Drill Plan
HUNT CLAIMS
Feb/Mar drill program
0.41 ppb Au in soil
0.27 ppb Au in soil
Gold showing
Zinc deposit
N
Tex Deposit
TEX CLAIMS
HUNT GOLD ZONE
Lindal
LINDAL BAY FAULT
ASSEAN LAKE
ASSEAN LAKE FAULT
Hwy 391 to Thompson (110 km)
0
1km
MANITOBA
CHURCHILL
LYNN LK.
HUNT PROPERTY
THOMPSON
FLIN FLON
WINNIPEG